Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES(1)

We present below our ratio of earnings to fixed charges, which is computed by dividing earnings, which is the sum of income (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.

	For the Twelve Month Period Ended December 31,					For the Six Month Period Ended June 30,
	2012	2013	2014	2015	2016	2017
	(Dollars in thousands)

Income (Loss) Before Income Taxes	$(527)	$43,909	$25,736	$6,711	$(21,892)	$(8,662)
Add Fixed Charges:
Interest Expense(2)	35,086	26,142	17,801	17,323	19,437	12,210
Amortization of Debt Issuance Costs	639	639	1,118	485	485	653
Appropriate Portion of Rentals Representative of the Interest Factor(3)	17,075	15,454	15,208	15,308	14,807	8,309
Total Fixed Charges	52,800	42,235	34,127	33,116	34,729	21,172
Earnings	52,273	86,144	59,863	39,827	12,837	12,510

Ratio of Earnings to Fixed Charges(4)	—	2.0	1.8	1.2	—	—

(1)         The ratio of earnings to fixed charges is computed by dividing earnings, which is the sum of income (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.

(2)         In addition to interest expense on long-term debt, also includes interest expenses on short-term borrowings including bank call loans, securities lending, and repurchase agreements which generally have a corresponding asset that generates interest income that substantially offsets or exceeds the aforementioned interest expense.

(3)         The percent of rent included in the computation is a reasonable approximation of the interest factor.

(4)         Due to the Company’s pre-tax loss in the years ended December 31, 2012 and 2016 and for the six month period ended June 30, 2017, the ratio coverage was less than 1:1 in these periods. The Company would have needed to generate additional earnings of $527,000 in 2012 and $21.9 million in 2016, and $8.7 million for the six month period ended June 30, 2017 to achieve a coverage of 1:1.